

August 15, 2013

Via E-mail
Mr. Weile He
Interim Principal Financial and Accounting Officer
China Advanced Construction Materials Group, Inc.
No. 34 Industrial Park Southern District
Jiugong Town, Daxing District, Beijing
People's Republic of China 100076

> **RE:** **China Advanced Construction Materials Group, Inc.**
> **Form 10-K for the Year Ended June 30, 2012**
> **Filed September 26, 2012**
> **Form 10-Q for the Quarter Ended March 31, 2013**
> **Filed May 15, 2013**
> **Item 5.07 Form 8-K**
> **Filed July 3, 2013**
> **File No. 1-34515**
> **Response Letter Filed July 26, 2013**

Dear Mr. He:

We have reviewed your response letter dated July 26, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Liquidity and Capital Resources, page 38

1. We note the parent only financial information provided in response to prior comment two from our letter dated June 27, 2013. With reference to ASC 230-10-45-12 through 15,

please address the appropriateness of presenting changes in intercompany receivable within your cash flows from operating activities.

Form 10-Q for the Quarter Ended March 31, 2013

Item 1. Financial Statements, page 2

Note 6 – Property, Plant and Equipment, page 13

2.   We have reviewed your response to prior comment nine from our letter dated June 27, 2013. Per your statement of cash flows, it appears that you disposed of $4.4 million of property, plant, and equipment during the nine months ended March 31, 2013, comprised of a $3.8 million loss realized from disposal of property, plant, and equipment and $673,315 in proceeds from disposal of property, plant, and equipment. Per the rollforward it appears that you disposed of a net amount of $7.3 million of property, plant, and equipment and recognized a $250,746 impairment loss. Please reconcile this apparent difference.

Item 5.07 Form 8-K Filed July 3, 2013

3.   We note that you did not provide shareholders with the opportunity to approve executive compensation or the opportunity to vote on how frequently they would be able to approve executive compensation. Please comply with this requirement, as applicable, in future filings. Refer to Exchange Act Rule 14a-21.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief